UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF MAY 2011

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibit 99.1 – Press Release of the Company, dated May 26, 2011, declaring dividend and announcing share buyback program

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: May 26, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated May 26, 2011, declaring dividend and announcing share buyback program

Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Declares Dividend and

Announces Share Buyback Program

BEIJING, May 26, 2011— Xinyuan Real Estate Co., Ltd. (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II & III cities in China, announced today that its Board of Directors has declared a cash dividend of US$0.05 per common share, or US$0.10 per American Depositary Share (ADS), payable on June 20, 2011 to shareholders of record on June 10, 2011.

Xinyuan also announced that its Board of Directors has approved a share repurchase program under which the Company may spend up to US$10 million to repurchase common shares, either in the form of common shares or American Depositary Shares in the open market or in privately negotiated transactions over the next 12 months at the discretion of management.

The shares will be purchased from time to time at such prices, and in such manner as are authorized by management depending upon market conditions. Under the program, the purchases will be funded from available working capital. There is no guarantee as to the exact number of shares that Xinyuan may repurchase and Xinyuan may discontinue purchases at any time that management determines additional purchases are not warranted. As of May 25, 2011, Xinyuan had approximately 153 million common shares, or 76.5 million ADS’, outstanding.

Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer commented, “These actions reflect our confidence in the future financial performance of our business and the prospects of China’s real estate industry. For the past several years, our key priorities for using our cash were to invest in our development projects. We have made significant progress on these efforts, and they will continue to be a focus. However, given the weakness in our share price, we believe accelerating the repurchase of shares and the implementation of a dividend is a highly appropriate use of cash at this time. We are pleased to maximize value for our shareholders through these initiatives. We believe the company remains well positioned for future development, and will have a strong growth and solid profits this year.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II & III cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II & III cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of May 26, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 10 6583 7511

Email: William.zima@icrinc.com